UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-31157	23-2507402
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

720 Pennsylvania Drive, Exton, Pennsylvania	19341
(Address of principal executive offices)	(Zip Code)

Relland Winand

Chief Financial Officer

(610) 646-9800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the 2015 reporting period, we continued to execute in good faith a reasonable country of origin inquiry (“RCOI”) on the source of our Conflict Minerals. Our RCOI was reasonably designed to determine whether the tantalum, tin, tungsten or gold (“Conflict Minerals”) contained in our products originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or was from recycled or scrap sources.

Based on our RCOI, we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

As part of our RCOI, we continued to receive responses from and followed up with the over 300 direct suppliers that potentially sold products containing Conflict Minerals who were originally contacted during the 2013 reporting period. As part of these efforts, we sent letters to these direct suppliers requesting that they and their suppliers complete the Conflict Minerals Reporting Template provided by the Conflict-Free Sourcing Initiative. We received responses from the majority of our direct suppliers and responses from certain of our suppliers’ suppliers. Our RCOI was designed to receive responses from all of our direct suppliers, and we have made a good faith effort to receive responses from all of our direct suppliers.  During the 2014 reporting period, we also sent letters to all of our new direct suppliers requesting that they and their suppliers complete the Conflict Minerals Reporting Template provided by the Conflict-Free Sourcing Initiative and have received responses from the majority of those as well.  Additionally, in order to ensure responses to the Conflict Minerals Reporting Template remain as up to date and accurate as possible, we require compliance with Rule 13p-1 and place an affirmative duty on our direct suppliers to update their previously submitted Conflict Minerals Reporting Template as conditions to purchase orders placed during the 2015 reporting period to our direct suppliers.

In addition to returning the Conflict Minerals Reporting Template, some of our suppliers returned certifications regarding the origin of their Conflict Minerals. Other suppliers submitted their Conflict Minerals Policies, which prohibit the sourcing of Conflict Minerals from the Covered Countries or prohibit the souring of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.  None of our direct suppliers or our suppliers’ suppliers indicated that the Conflict Minerals contained in the products sold to us originated in the Covered Countries. To our knowledge, there is no contrary evidence or “red flags” that cast doubt on the representations made by our suppliers. Therefore, we have determined after our RCOI, reasonably designed and conducted in good faith, that we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

This Specialized Disclosure Form (“Form SD”) is available under “Investor Relations” on our website: www.innovative-ss.com/. The information on this website is not incorporated by reference into this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

/s/ Relland Winand		May 31, 2016
By:	Relland Winand
Chief Financial Officer